FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated February 14, 2002, announcing a new co-operation Agreement between STMicroelectronics and Alcatel for the development and supply of future GSM/GPRS chipsets. withdrawal from the PC graphics markets.

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                    [ALCATEL LOGO] [STMICROELECTRONICS LOGO]


PR No. C1149D

         Alcatel and STMicroelectronics Sign Co-operation Agreement for
               Development and Supply of Future GSM/GPRS Chipsets

  Alcatel design team will be transferred to ST; Multi-year supply agreement;
              ST gets access to know-how and intellectual property

Geneva and Paris, February 14, 2002 - STMicroelectronics (NYSE: STM) and Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced a new co-operation agreement for the development of future GSM/GPRS chipsets for mobile phones and other wireless connectivity applications. Under the terms of the agreement Alcatel is transferring to ST its team of mobile phone integrated circuit designers. ST will get access to the know-how and intellectual property developed by this group and related to GSM/GPRS. The resulting chipsets will be available for the open market. This co-operation also includes a multi-year supply agreement associated with 2.5G chipsets.

This co-operation between ST and Alcatel in the development of GSM/GPRS chipsets will result in cost-optimized solutions for the basic `engine' of the mobile phone, allowing Alcatel to concentrate more on elements which now differentiate mobile phones - software, product integration, user interface design and styling. This cost optimization and the availability for the open market favor the use of GSM/GPRS chipsets for embedded wireless communications in other applications, such as PDAs, automotive systems and laptop computers.

"We have a very high respect for the know-how accumulated by this team of engineers over many years," commented Aldo Romano, General Manager of ST's Telecommunications and Peripherals/Automotive Groups. "Their expertise reinforces very well the present activity performed by ST. With this move ST demonstrates its determination and sustained investment in the field of wireless communication."

The design team transferred from Alcatel to ST has a field-proven experience in analog and digital baseband as well as in digital signal processing and radio frequency design for GSM and GPRS applications.

"In the rapidly evolving mobile phone market, we shall see on the one hand chip set suppliers developing the GSM/GPRS engine and on the other hand, handset manufacturers like Alcatel focusing their efforts on the integration of technologies aimed at improving the value for the consumer with advanced services, user-friendly man-machine interface and attractive styling," said Jacques Combet, Director of Alcatel Mobile Phones activities.


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ST and Alcatel have been partners for many years, jointly developing a large variety of integrated circuits for communications applications. This partnership has proved very effective in other communication systems, where the combination of system know-how from Alcatel and system-on-chip know-how from ST has resulted in a range of competitive chipset solutions.

New digital baseband chips to be developed by the Alcatel/ST design team will be based on ST's advanced ST100 DSP core, chosen by Alcatel in 2000 as their preferred core for communications applications. The additional power of the ST100 will allow enhancements to chipset performance and the implementation of new features.

General Packet Radio Service (GPRS) is a new standard that allows the transmission of data over GSM telephone networks at a higher speed and with the convenience of immediate communication without waiting for dialup connections. GPRS is expected to bring new vitality to the market for wireless data communication by enabling mobile Internet services that are fast and user friendly.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, IP portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

Alcatel Press Contact
Francoise Grumberg      Tel: +33.1.40.76.50.38    francoise.grumberg@alcatel.fr

Investors Relations
Claire Pedini           Tel: +33.1.40.76.13.93    claire.pedini@alcatel.com
Chris Welton            Tel: +33.1.40.76.13.30    chris.welton@alcatel.com
Pascal Bantegnie        Tel: +33.1.40.76.52.20    pascal.bantegnie@alcatel.com
Peter Campbell          Tel: +1.972.519.4347      peter.campbell@usa.alcatel.com


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STMicroelectronics contacts:

STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager Europe
Tel: +41.22.929.6945                    Tel. +33.4.50.40.24.30
Fax: +41.22.929.6950                    Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com             benoit.de-leusse@st.com


Morgen-Walke Europe
Lorie Lichtlen                          Jean-Benoit Roquette / Nicole Curtin
Media Relations                         Investor Relations
Tel. +33.1.47.03.68.10                  Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                   jbroquette@mweurope.com /
llichtlen@mweurope.com                  ncurtin@weurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2002                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer